Gentor Resources Inc.

PRESS RELEASE

GENTOR INCREASES SIZE OF PRIVATE PLACEMENT FINANCING

NOT FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – April 28, 2015 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") announces that, further to its April 2, 2015 press release, the size of its proposed non-brokered private placement has been increased by 3,000,000 units, such that it now proposes to carry out a non-brokered private placement of up to 15,000,000 units of the Company (the "Units") at a price of Cdn$0.06 per Unit for proceeds to the Company of up to Cdn$900,000. Each such Unit is to be comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.10 for a period of two years. Closing of this financing (the "Financing") is subject to receipt of all necessary approvals, including board and TSX Venture Exchange approvals. The Company intends to use the proceeds from the Financing for the planned drilling program at the Company’s Karaburun project in Turkey (which drilling program is scheduled to commence in May 2015) and for general corporate purposes. Directors and officers of the Company may purchase up to 11,000,000 of the Units.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Gentor

Gentor is a mineral exploration company with copper exploration properties in Turkey. The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the closing of the Financing) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, failure to complete the proposed Financing, the need to satisfy regulatory and legal requirements with respect to the proposed Financing, changes in world copper markets and equity markets, political developments in Turkey, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 30, 2014 relating to the year ended December 31, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.